Dear Genesis Employees:

I am writing you today to introduce myself and to let you know how excited STMicroelectronics is about the joint announcement we made with Genesis earlier this week. As Corporate Vice President and General Manager of ST’s Home Entertainment & Displays Group (HED), I am very happy that Genesis will become the new TV & Monitor Division of this group upon completion of the transaction.

STMicroelectronics is the fifth largest semiconductor company in the world deriving approximately $10 billion of annual revenues from five product groups. The Home Entertainment & Displays Group (HED) has identified the digital TV and flat-panel display markets as key strategic initiatives to expand our leadership position beyond the set-top box market. After careful consideration, we selected Genesis Microchip as our ideal partner to achieve this goal because your company offers an extremely talented and innovative employee base, a comprehensive technology and product portfolio, and an impressive level of engagements with many top tier customers worldwide – all of which will enable us working together to capture the leadership position in these markets.

STMicroelectronics has a very successful record of competing and establishing leadership in several consumer markets. In the hyper-competitive TV and display markets, it is absolutely critical to possess the necessary capabilities to compete effectively. Genesis has a proven record and well-deserved reputation for innovation in key technologies for those markets. In addition to digital TV expertise, Genesis offers its revolutionary DisplayPort technology whose successful launch in the IT market is a critical step towards accelerating its momentum into TVs and expanding its opportunities into the set-top box and the digital convergence world.

ST’s established expertise in advanced process technologies and high complexity SOC designs, consistent delivery of a broad range of robust and market-proven intellectual property cores and our strong presence worldwide will provide Genesis the resources needed to succeed in its new role as ST’s TV & Monitor Division. We are convinced that Genesis personnel and your contributions are the most important and sustainable part of our common future and that you will deliver a leadership position on one of ST’s most important strategic initiatives.

I look forward to meeting you and working with you in the future and everyone at STMicroelectronics is excited about the opportunity to work with Genesis to achieve our goals together. I am also looking forward to speaking with you and answering any questions you may have during the upcoming employee communications conference call.

Sincerely,

Philippe Lambinet